PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Technologies & Bioressources Announces the Issuance of an
Additional Key US Patent

Neptune Now Owns 78 Issued Worldwide Patents

Laval, Québec, November 16, 2011 - Neptune Technologies and Bioressources Inc. (“Neptune”) (NASDAQ: NEPT / TSX-V: NTB), announces that the U.S. Patent and Trademark Office (the “USPTO”) has issued a new U.S. patent No. 8,057,825 that protects and provides Neptune with the exclusive use of krill extracts in the U.S., as a method for reducing cholesterol, platelet adhesion and plaque formation.

While the previous, recently awarded U.S. patent No. 8,030,348 secured Neptune’s intellectual property on a composition of novel omega-3 phospholipids, which are the main bioactive ingredients in all krill oils, this new patent grants Neptune protection on specific cardiovascular health benefits when using krill extracts, such as reduction of cholesterol, platelet adhesion and plaque formation.

“With this additional patent, Neptune is the only company exploiting krill while benefiting from protected intellectual property and commercialization rights for those cardiovascular applications. This is another major gain, strengthening our leading edge in the U.S. market” said Michel Timperio, Vice-President Business Development. “Competitors and distributors, previously claiming in the U.S. market these benefits for their krill extracts, will now be compelled to modify their claims and/or enter into licensing agreements with Neptune” he added.

“This new patent increases the number of our patents to 78 and reinforces Neptune’s leadership in the krill/omega-3 phospholipids market. Since its inception, Neptune’s focus on intellectual property and patent protection has always been an integral part of the strategic action plan of Neptune’s management team and a key component of its vision for value creation” said Henri Harland, President and CEO. “It is normal ethical business practice not to infringe on IP protection and a legitimate right and duty to enforce it when infringed. Even though Neptune remains open to negotiate commercialization license agreements since these additional assets enhance our commercial offering, making Neptune a partner of choice in the nutraceutical and pharmaceutical industries, Neptune will always stand by its patents and will continuously enforce them” he stated.

“The issuance of this patent is also a major advantage to Neptune’s subsidiary, Acasti Pharma Inc. (“Acasti”) (TSX-V: APO). Acasti is focused on bringing to market highly purified forms omega-3 phospholipids for the treatment of cardiometabolic/cardiovascular diseases” added Henri Harland.

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipids products for the nutraceutical and pharmaceutical markets. Neptune focuses on growing consumer health markets, including cardiovascular, inflammatory and neurological diseases, driven by consumers taking a more proactive approach to managing health and preventing diseases. Neptune sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

About Acasti Pharma Inc.

Acasti is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by astaxanthin, a potent antioxidant. Acasti is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.

NeuroBioPharm Inc. is pursuing pharmaceutical neurological applications and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Neptune Contact:
Neptune Technologies & Bioressources Inc.
André Godin, CFO
+1.450.687.2262
a.godin@neptunebiotech.com
www.neptunebiotech.com

CEOcast Contact:	Howard Group Contact:
Dan Schustack	Dave Burwell
+1 212-732-4300	(888) 221-0915
dschustack@ceocast.com	dabe@howardgroupinc.com
www.ceocast.com	www.howardgroupinc.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.